UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Growmotely, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      August 17, 2020

Physical Address of Issuer:

2810 N. Church Street, PMB 71440, Wilmington, DE 19802-4447, United States

Website of Issuer:

https://growmotely.com/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

September 25, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,074,279	$186,450
Cash & Cash Equivalents	$260,047	$147,631
Accounts Receivable	$0	$0
Short-term Debt	$227,710	$3,928
Long-term Debt	$17,021	$37,358
Revenues/Sales	$332,138	$0
Cost of Goods Sold	$295,892	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(361,020)*	$(74,946)*

*Represents total comprehensive loss after currency translation

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


June 13, 2022

Growmotely, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)


Growmotely, Inc. ("**Growmotely,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 25, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$250,000	$15,000	$235,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.growmotely.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Growmotely

The date of this Form C is June 13, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Growmotely, Inc. (the "**Company**") is the world's first talent marketplace connecting conscious companies hiring remotely and professionals to redefine work for humanity. The Company was incorporated in Delaware as a corporation on August 17, 2020.

The Company is located at 2810 N. Church Street, PMB 71440, Wilmington, DE 19802-4447, United States.

The Company's website is httsp://www.growmotely.com/.

The Company is headquartered and qualified to conduct business in Delaware. The Company also sells its services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Growmotely (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150[+]
Maximum Individual Purchase Amount	$250,000[+]
Offering Deadline	September 25, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 30.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of common stock, of which 10,050,187 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common

stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, [its board of directors], and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

4

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be

aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Growmotely, Inc. is the world's first talent marketplace connecting conscious companies and professionals. For small growing businesses, we plug in as your end-to-end Human Resources department (from posting roles, recruitment support, applicant management, hiring and payroll, all the way through to culture support and training and development for your team). For professionals we connect you with aligned companies, and provide you with community and support for the rest of your remote career.

Business Plan

The Company plans to significantly expand its business by investing in software development and product development, increasing sales, marketing and growth acquisition and funding our general business operations and administration. The Company aims to achieve profitability within three years. The capital we raise here will empower us to expand our software and product development, increase our sales, cultivate our marketing and growth acquisition efforts, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Staffing	Find and hire aligned full-time team members anywhere in the world.	Culture-focused small, growing companies.
Events	We host regular online Masterclasses and Summits.	Professionals, job seekers, entrepreneurs and leaders (global) looking to grow as individuals and develop better working relationships and better culture within their organizations.
Culture Tools	For existing teams, plug into our culture tools and community for $9/user/month.	Culture-focused small, growing companies.
Premium Job Postings	Boosted job adverts on our job board.	Culture-focused small, growing companies looking to hire quickly and attract more applicants.
Benefits Marketplace	Choose-your-own-benefits in our Benefits Marketplace.	Remote professionals who engage in work on our platform, they can use their benefits account balance (topped up monthly by the company they work with).

Competition

In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

While Growmotely has no direct competitors (being a tech-driven and global staffing company), traditional staffing providers, global EOR providers, traditional job boards, HRS tech, culture management platforms and other online remote communities all form part of the competitive landscape we operate in.

Customer Base

Our current customer base consists of culture-focused small, growing companies in the United States, Canada and Australia who are either fully-remote, actively hiring, growing and nurturing their team.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how, and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.growmotely.com/domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Software Engineering & Product Development (1)	50%	$12,500	50%	$535,000
Marketing, Growth & User Acquisition (2)	35%	$8,750	35%	$374,500
General Business Operations & Administration	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in software engineering and product development. We currently have a small team and these funds will be used to grow our engineering team.

(2) We will continue to invest heavily in marketing, growth and use the proceeds to increase our user acquisition. We will use the funds for both paid advertising and organic growth through a strong mix of lead funnels and content marketing.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sarah Hawley	CEO and Founder	CEO and Founder of Growmotely, Inc., 2020 – Present Responsible for leading the team, developing and executing strategy and general CEO responsibilities Co-Founder of League of Extraordinary Women, 2011 – Present Shareholder only, no operating role Co-Founder of Grow My Team, 2014 - 2021 Responsible for leading the team, developing and executing strategy and general CEO responsibilities	EO, Entrepreneurial Masters Program, 2017; Singularity University, Executive Education Program, 2016; RMIT University, Bachelor of Business, Financial Planning, 2010
Theodora Gatin	Chief Marketing Officer and Co-Founder	CMO and Co-Founder of Growmotely, Inc., 2020 - Present Responsible for shaping and guiding the identity, expression, and impact of the Company, its influence on culture and society, and the community and ecosystem the Company is building around it. Brand and Marketing Manager of Grow My Team, 2019 - 2021 Responsible for creating exposure for the company's offerings and brand in the world. Full rebrand of the company's identity to better reflect its market positioning and unique value adds. Revamped marketing funnels, channels and processes. Boosted social media presence and amplified brand's voice.	SNSPA, National University of Communications, Public Relations and Political Studies Master's Degree in Communications, Public Relations, Advertising, and Applied Communication, 2013 Faculty of Foreign Languages and Literatures, University of Bucharest Bachelor's Degree in Foreign Languages, English and Spanish, Foreign Languages, 2011

Chris Tirpak	Chief Technology Officer and Co-Founder	CTO and Co-Founder of Growmotely, Inc., 2020 – Present Responsible for leading the software engineering team in building and operating the Company platform and performing general CTO responsibilities. Founder of Redpoint Software, LLC, 1999 – 2020 Trusted as a key technology partner to CxO, VP, and Director-level executives tasked with supporting rapidly changing business needs. Driving strategy, organizational and technological disruption to get your company ready for what is next. Built a reputation for identifying the measure of success for line of business initiatives and unifying technical teams and solutions behind them. VP/GM and Principal Technical Engineer of Telstra, 2018 - 2019 Built and led a passionate team implementing Lean and Agile methodologies and disruptive technologies including AI / ML, AWS IaaS / PaaS, and Big Data for Telstra's digital transformation. High Performance Software Engineering.	Loyola University, BBA, Information Technology, 1989
Apple Eyay	Chief Financial Officer	CFO of Growmotely, 2021 – Present Responsible for leading the finance team and financial actions of the Company and general CFO responsibilities such as analyzing strengths/weaknesses in the company's finances and overseeing all aspects of our financial success. Finance Manager of Grow My Team, 2017 - 2021 Responsible for budgeting and forecasting, financial management and reporting activities.	Miriam College Bachelor of Science, Accountancy, 2007 Lean Six Sigma Yellow Belt Certification, 2021 Lean Six Sigma White Belt Certification, 2021
Cass Biyang	Chief Operations Officer and Co-Founder	COO and Co-Founder of Growmotely, Inc., 2020 – Present Responsibilities include managing all operational processes for the team including resource management.	Pan-Atlantic University, MSc, Marketing Communication, 2011

		Supporting the leadership team with strategic plans for investment opportunities, key priorities, and day-to-day operations. Commercial Manager of IPX EG, 2013 – 2020 Served in the leadership team of a young telecom company in Central Africa and grew the brand from a startup to $20M in annual revenue with over 100 employees in 5 years; Responsible for commercial, marketing and service delivery management of enterprise clientele.	Covenant University BSc, Communication, 2006
Lee van Staden	Head of Account Management	Head of Account Management at Growmotely, Inc., 2021 – Present Responsible for building relationships with existing clientele and developing strategies to grow the Company's client base, and general leadership responsibilities. Senior Key Account Manager of Futurelink Recruitment, 2020 – 2021 In charge of account management, sales calls, and meetings with key clients to further develop the relationships.	University of KwaZulu-Natal, B.A., English/ Classical Civilizations, 2005
Carlos Cole	Head of Growth	Head of Growth at Growmotely, Inc., 2021 – Present Responsible for identifying sales and business development opportunities as well as sourcing leads and converting these to active engagements and business revenue Sales Manager of Maretai Organics - Organic Certified Bulk Food, 2020 - 2021 Responsible for building a sales team and redefining processes between the sales and operations areas.	ITEAP Master of Business Administration, 2016

Biographical Information

<u>Sarah Hawley</u>: Sarah is the CEO and Founder of the Company. Driven by her passion for the freedom that remote work provides professionals and companies alike, Sarah is trailblazing the space - as a thought leader and creator - where remote work, conscious leadership, and personal and professional growth intersect. Shoestring recognized her as one of the Top Female Entrepreneurs under 40; before the Company, Sarah started and successfully sold multiple companies for seven-figure sums. Mother to 1-year-old Luka, and author of the book 'Conscious Leadership: a Journey from Ego to Heart', Sarah is revolutionizing the world of work.

Theodora Gatin: Theodora is the Chief Marketing Officer and Co-Founder of the Company. She is a full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth. Theodora enjoys creating, stewarding and growing conscious brands that bring positive change in the world and shift culture for the greater good.

Chris Tirpak: Chris is the Chief Technology Officer and Co-Founder of the Company. He is an entrepreneurial senior technology leader with extensive strategic and operational leadership in all aspects of engineering and operations including technology design, engineering, product development, and driving technology transformation to meet growing business and customer demands worldwide. Chris has a proven reputation as a catalyst for positive change with expertise in building and leading large geographically dispersed teams to provide development and operational support for innovative products. He consistently fosters strategic partnerships and leads vendor negotiations with global partners.

Apple Evay: Apple is the Chief Financial Officer of the Company. She has extensive experience in finance and designing and installing financial reporting systems. Apple also enjoys dancing, travel and adventure.

Cass Biyang: Cass is the Chief Operations Officer and Co-Founder of the Company. She is a true integrator at heart, a chess, travel and cooking enthusiast with a huge appetite for books! Cass's passion and interest in technology and business has driven her to develop a strong expertise in business processes and service delivery competence within the information technology space.

Lee van Staden: Lee is the Head of Account Management for the Company. She is a multi-skilled and multi-talented Account Manager with strong experience recruiting across multiple industries, both within South Africa and globally.

Carlos Cole: Carlos is the Head of Growth for the Company. He is a conscious business generalist with over a decade of experience growing and leading sales teams in diverse industries such as Energy, Construction, IT and Venture Capital. Carlos is passionate about building long-term relationships based on trust, enabling integrative negotiations, and reshaping the future of work. He is also interested in music, DIY projects, travel, economics, and nature.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,050,186 shares of Common Stock will be issued and outstanding.

Additionally, the Company has instituted a profit distribution plan for employees, which includes, among other things, the payment of ten percent (10%) of the proceeds from the sale of the Company to employees.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,050,187
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	94.40%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$205,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.94%

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$465,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.55%

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$190,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.12%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO
Amount Outstanding	$8,608
Interest Rate and Amortization Schedule	No interest or amortization schedule
Description of Collateral	Unsecured
Maturity Date	None

Type	Stripe Business Credit Line
Amount Outstanding	$177,365
Interest Rate and Amortization Schedule	Stripe retains 14.5% of gross proceeds processed through Stripe to cover principal plus fixed interest until the loan amount is paid off
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sarah Hawley	8,000,000 shares of Common Stock	79.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Growmotely, Inc. (the "**Company**") was incorporated on August 17, 2020 under the laws of the State of Delaware, and is headquartered in Wilmington, DE. In September 2021, the Company acquired the assets and assumed certain liabilities of Grow My Team Pty Ltd, an Australian company previously owned and operated by the Company's CEO and Founder.

Cash and Cash Equivalents

As of May 31, 2022, the Company had an aggregate of approximately $168,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$95.00	9,500,000	N/A	August 17, 2020; October 7, 2020;	Section 4(a)(2)
Common Stock	$405,400	550,187	Technology & Development and General Working Capital	December 31, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$860,000	24	Technology & Development and General Working Capital	September 24, 2020; December 9, 2020; April 13, 2021; May 26, 2021; June 27, 2021; June 30, 2021; July 9, 2021; August 1, 2021; August 5, 2021; August 12, 2021; August 24, 2021; August 26, 2021; September 1, 2021; September 23, 2021; September 24, 2021; September 30, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) From time to time since inception of the Company, the Company's CEO and Founder, Sarah Hawley, provided cash advances to the Company to cover business expenses personally paid on behalf of the Company by the Company's CEO. The Company periodically pays down these advances. The amount currently owed by the Company, classified as a loan, is $8,608. The loan does not carry an interest rate and does not have a maturity date.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 25, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $5,000,000 by offering to sell up to $5,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with an Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such Conversion Price shall be deemed the "**First Equity Financing Price**.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by

the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution

Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Sarah Hawley
_____
(Signature)

Sarah Hawley
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sarah Hawley
_____
(Signature)

Sarah Hawley
_____
(Name)

Director
_____
(Title)

June 13, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

GROWMOTELY, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Growmotely, Inc.
Middletown, Delaware

We have reviewed the accompanying financial statements of Growmotely, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Growmotely, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 15, 2022

275 HILL STREET, SUITE 260 ● RENO, NV 89501 ● 775.525.ITAX (1829) ● WWW.BELLE.CPA

GROWMOTELY, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 260,047	$ 147,631
SAFEs receivable	68,266	-
Prepaid expenses and other current assets	1,849	-
TOTAL CURRENT ASSETS	330,162	147,631
OTHER ASSETS		
Software development costs	274,523	38,819
Goodwill	469,594	-
	744,117	38,819
TOTAL ASSETS	$ 1,074,279	$ 186,450

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 155,937	$ 3,928
Accrued expenses	66,949	-
Credit memos	4,088	-
Deferred revenue	736	-
TOTAL CURRENT LIABILITIES	227,710	3,928
LONG-TERM LIABILITIES		
Note payable - related party	17,021	37,358
TOTAL LONG-TERM LIABILITIES	17,021	37,358
TOTAL LIABILITIES	244,731	41,286
SHAREHOLDERS' EQUITY		
Common stock, see note 4	101	95
Additional paid-in capital	405,413	15
SAFE obligations	860,000	220,000
Accumulated deficit	(435,966)	(74,946)
TOTAL SHAREHOLDERS' EQUITY	829,548	145,164
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,074,279	$ 186,450

See independent accountant's review report and accompanying notes to financial statements.

GROWMOTELY, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 332,138	$ -
COST OF GOODS SOLD	295,892	-
GROSS PROFIT	36,246	-
OPERATING EXPENSES		
Amortization expense	1,534	-
Dues and subscriptions	31,092	2,711
General and administrative	36,516	1,890
Professional fees	8,454	6,938
Salaries and wages	268,371	48,132
Sales and marketing	43,849	15,307
TOTAL OPERATING EXPENSES	389,816	74,978
NET OPERATING LOSS	(353,570)	(74,978)
OTHER INCOME/(EXPENSES)		
Interest income	306	2
Interest expense	(4,560)	-
TOTAL OTHER INCOME/(EXPENSES)	(4,254)	2
NET LOSS	$ (357,824)	$ (74,976)
OTHER COMPREHENSIVE GAIN/(LOSS)		
Foreign currency translation gain/(loss)	(3,196)	30
TOTAL COMPREHENSIVE LOSS	$ (361,020)	$ (74,946)

See independent accountant's review report and accompanying notes to financial statements.

GROWMOTELY, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, AUGUST 17, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	9,500,000	95	15	-		110
Issuance of SAFE obligations	-	-	-	220,000		220,000
Net loss	-	-	-	-	(74,946)	(74,946)
ENDING BALANCE, DECEMBER 31, 2020	9,500,000	$ 95	$ 15	$ 220,000	$ (74,946)	$ 145,164
Conversion of convertible notes	550,186	6	405,398	-		405,404
Issuance of SAFE obligations	-	-	-	640,000		640,000
Net loss	-	-	-	-	(361,020)	$ (361,020)
ENDING BALANCE, DECEMBER 31, 2021	10,050,186	$ 101	$ 405,413	$ 860,000	$ (435,966)	$ 829,548

GROWMOTELY, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (361,020)	$ (74,946)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	1,534	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(1,849)	-
Increase (decrease) in liabilities:		
Accounts payable	152,009	3,928
Credit memos	4,088	-
Accrued expenses	66,949	-
Deferred revenue	736	-
CASH USED FOR OPERATING ACTIVITIES	(137,553)	(71,018)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development costs	(237,238)	(38,819)
Cash used for goodwill	(64,190)	-
CASH USED FOR INVESTING ACTIVITIES	(301,428)	(38,819)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance/(Repayment) of note payable - related party	(20,337)	37,358
Issuance of SAFE obligations	571,734	220,000
CASH PROVIDED BY FINANCING ACTIVITIES	551,397	257,468
NET INCREASE IN CASH	112,416	147,631
CASH AT BEGINNING OF YEAR	147,631	-
CASH AT END OF YEAR	$ 260,047	$ 147,631
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 4,560	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Growmotely, Inc. (the "Company") was incorporated in the State of Delaware on August 17, 2020. The Company is a direct-to-client service that matches quality and top talents to entrepreneurs and businesses. Additionally, the Company provides culture tools, benefits and perks to our remote professionals with the help of the clients who are aligned with our values.

Going Concern
Since Inception, the Company has relied on funds from related party notes and SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the notes and accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Growmotely platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $1,534 and nil, in amortization expense during the years ending December 31, 2021, and 2020, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Goodwill

During 2021, the Company purchased customer lists, assets and liabilities from a related Company from Australia. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Goodwill (continued)
The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes com-parable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

Foreign Currency Translation
The functional currencies of the Company were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Canadian and Australian dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

Exchange rates as of December 31, 2021:
1.37552 AUD Austrailian Dollar per USD.
1.26335 CAD Canadian Dollar per USD.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling access to the software. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $332,138 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Note Payable – Related Party**</u>

Since inception, related parties have provided loans to the Company valued at $17,021 and $37,358 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

4.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 10,050,186 and 9,500,000 shares have been issued and are outstanding.

During 2021, the Company purchased assets and convertible notes from a related Australian Company. In doing so, the purchased convertible notes converted into 550,186 shares of common stock in the Company. The value of the convertible notes that converted was $405,404.

4. **Equity (continued)**

    SAFE Obligations
    The Company issued a total of twenty-two Simple Agreements for Future Equity ("SAFEs") for a total value of $860,000 and $220,000 at December 31, 2021 and 2020, respectively. As of December 31, 2021, and 2020, $68,266 and nil of cash was still due to the Company for the SAFEs, respectively. The agreements state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, this SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $10,000,000 - $20,000,000 with an 80% discount rate.

5. **Going Concern**

    These financial statements are prepared on a going concern basis. The Company registered on August 17, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

    SAFEs Receivable
    During 2022, the Company received the $5,984 of SAFEs receivable.

    Crowdfunding Offering
    The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

    The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

    Managements Evaluation
    The Company has evaluated subsequent events through March 15, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Growmotely
Logo	
Headline	A global remote work marketplace, for full-time roles. The future of work.
Slides	 

Global Payroll & Benefits Marketplace



Culture Tools & Team Shout-outs



Community, Growth & Events



Tags	Crowd SAFE, Companies, Software & SaaS, SaaS, Coming Soon, Women Founders

Pitch text	**Summary**
	• Invest in a female-founded, impact startup—redefining work for humanity

- Remote-work marketplace for full-time roles, focus on culture-matching
- Gives small companies access to skilled and experienced talent worldwide
- Hit $103K in gross monthly volume ($1.2M+ ARR) in just 10 months
- 19K+ professionals and 260+ companies registered (database of 35K+)
- Employment services market projected to reach $1.667B by 2025
- Founder has deep knowledge of sector, globally diverse co-founding team

Problem

Smaller companies face unique challenges when it comes to building their teams

1. Poor accessibility and affordability of top talent for smaller companies.

The Great Resignation has further exacerbated this challenge and a localized talent pool is no longer effective.

2. Complexity of managing HR means small companies do it poorly.

Current solutions are fragmented and / or too expensive. Most smaller businesses resort to manual solutions.

3. Freelancer marketplaces and BPOs opened us up to global teams, but not the right solution.

Small companies need a dedicated, passionate and aligned team in order to thrive.



- 45% of Gen Z and 47% of millennials would give up 10% or more of their earnings for remote work (PWC).
- 46% of remote workers plan to relocate (Microsoft).
- 74% said time spent at home during the pandemic caused them to reevaluate their work situation (LinkedIn).

"Anywhere work", and the global talent pool, provides a huge opportunity for these companies.

Solution

A global tech-driven staffing company, redefining work for humanity

Work is taking on a new meaning, becoming decentralized and uncoupled from nation-state. It's time the agreements we make to join teams and work together on what's important for the future be sovereign and expansive.

Growmotely matches **conscious companies** with aligned talent from our global community, and then supports their ongoing growth and development.



Job board + Recruitment pipeline + Culture-matching algorithm + Payroll & contracts + Benefits marketplace + Culture tools + Community + Events

Why? The bigger picture

1. Benefits that make sense
Choose-your-own benefits for global teams. Health insurance, therapy, coaching, education.

2. Diversity, inclusion, equality
Culturally diverse teams break down unconscious biases. Improved opportunities for women, close the gender pay gap.

3. Culture-matching
An algorithm that matches companies and professionals based on positive culture fit. Better work experience and outcomes for everyone.

Brand positioning

Grow + remotely

Remote work was, for our founder, the key that unlocked the door to incredible growth. Growth personally as she embarked on a journey of consciousness as a leader, and growth for her team as they built a culture of trust and empowerment. This led to happiness, engagement and high-performance resulting in three multi-million dollar exits (since 2014).

It's time to bring the power of remote work + consciousness to businesses globally.



The world of work has now been blasted open, and we have myriad evidence of **consciousness in business works**. It's time to bring the power of anywhere work and consciousness to business globally.

Mindvalley

The school for human transformation.

› 10M students worldwide

Gaia

Netflix for consciousness-expanding TV.

› 790K subscribers

Growmotely

Redefining work for humanity.

› 231% MOM community growth

Product

Growmotely features

—

Post jobs, find and funnel applicants

Global Job Board & Recruitment Pipeline



—

Engage team members, manage payroll and benefits

Global Payroll & Benefits Marketplace



—

Understand and improve your company culture

Culture Tools & Team Shout-outs



—

A community for hired professionals, supported by events and mastermind groups

Community, Growth & Events



Until now, all of the above was **overwhelming for small business owners**, **costly**, and **required multiple pieces of technology**.

Traction

Key numbers

Companies



Monthly recurring revenue



Professionals



Hired remote professionals



Consistent growth

We've achieved significant and consistent traction since our launch in late April 2021.

- 20% average revenue growth (month over month)
- 40% average professional user growth (month over month)*
- 18% average company user growth (month over month)*
- 80 active hires, across 30 companies
- 5.5% churn for 2022
- Well-resourced, internal team of 24 across 15 countries

organic growth with no paid advertising since Nov 2021.

Our history



Customers

What our community says...



Michelle Nepgen

Operations Professional (South Africa)

"I'm extremely thankful for Growmotely. Not only did they match my skills up with a fantastic company, but they also supported me throughout the entire process. This is the future of work."



Seth Conger

COO Freedom Practice Coaching (USA)

"As a growing company, focused on creating a global workforce and client base, this is the best resource and platform I've ever used to find and vet great talent. The dashboard is intuitive, process is simple and compensating our team members could not be easier. We've already made a dream hire through this platform that would have taken months to find through LinkedIN or through a state-side recruiter. If you are curious about creating a remote workforce this is absolutely the place to start."



Meggie Palmer

CEO & Founder PepTalkHer (USA)

"Problem: I need to grow my remote team, I'm time poor and recruitment is not my strong suit. Solution: Growmotely. Couldn't be happier with their technology, support and the community element. This truly is an all in one solution, perfect for small growing companies."



Adriana Mendoza

Operations / Business Manager (Mexico)

"Alignment and perfect timing, that is how Growmotely found me. When I made the conscious decision of living in happiness, I was immediately guided to this amazing community that showed me a new world of possibilities, every single interaction with the team has been delightful, they are always willing to help and open to cocreate. I can't wait to see their next steps!"



Ash Bent

CEO & Co-founder Sketch & Etch (Australia)

"As a fast-growing company that's constantly expanding into new markets, hiring great talent, quickly, is one of our biggest challenges. Growmotely helps solve this for us by giving us access to a huge pool of global talent on a platform that is extremely efficient and easy to use.

Great culture is at the core of our business. It is what allows us to rapidly grow whilst attracting and obtaining great people. Growmotely allows us to find more great people from all corners of the globe and offer them a range of benefits that the individual can then choose from.

Previously, I'd post an ad up on a job search website and wait for applicants that lived within an hour's commute of the office to apply. I was stuck on the idea of having people in the office as it was what I knew and was comfortable with. Since working with Growmotely, this opinion has completely changed. How wrong I was. We now have team members all over the globe and this access and retention of great, global talent is what has allowed to scale rapidly over the past 18 months. This is the new way of work and I'm so glad we're a part of it."

Business Model

Monthly recurring revenue

We developed a captive and recurring SaaS business model, powered by a global marketplace.







Financial forecast (thru 2024)*



—

Pathway to $100M* in recurring net operating revenue:

Average Annual Payroll: $180K (Monthly: $15K)

Annual Growmotely Take: $21K

- $1M: 48 companies
- $10M: 481 companies
- $50M: 2,407 companies
- $100M: 4,815 companies

* Click here for important information regarding Financial Projections which are not guaranteed.

Market

Global employment services market estimated to reach $1,677B by 2025



Target market

Companies:



- Growing small businesses
- Companies founded since 2020
- Millennial founders focused on culture
- Professional services firms and agencies

Professionals:



- 3yrs + experience
- Primarily Millennials
- Focused on workplace alignment
- Looking for remote work post-pandemic; AND
- Experienced freelancers tired of gig marketplaces

Competition

We've built a comprehensive tech solution...

...for smaller companies to access the global talent pool and manage all their HR needs.

	Global Job Board	Recruitment Management	Global Payroll	Professional Development	Remote-only focus
Growmotely	⭐	⭐	⭐	⭐	⭐
Upwork	⭐		⭐		⭐
Linkedin	⭐			⭐	
Remote			⭐		⭐
Indeed	⭐	⭐			

Vision And Strategy

Our moonshot vision and mission



To play an active role in redefining work for humanity

and...

Only 22 female founders have ever rung the opening bell, taking their company public.

I intend to be number 23.

Community-led growth

Current:
- Referrals (48% referral rate)
- Paid partnerships (2 in place)
- Events (Align Summit - 700 attendees)
- Outbound biz dev (LinkedIn, remote work communities)
- Expert voice (media / podcasts / speaking)



Future:
- Demand-gen through webinars and funnels
- Partnering with accelerators & incubators
- Reward-based referral program
- HR Partner distribution network

Product roadmap



Benefits Marketplace
(in development)

Crypto Payments
Option to receive monthly fees in crypto

Culture-matching Algorithm
Use culture and values data for auto-matching

HR Partner
Dashboard and access for HR to use (distribution)

Web3
Longer-term focus on Web3 as it applies to employment

47% of our professionals would like to receive at least part of their monthly pay check in crypto, and a further 43% would like the option!

(only 10% are not interested)

Founders



Serial entrepreneur, expert in remote work and conscious culture

Founder of 8 companies (including 200K+ global community, League of Extraordinary Women), 3 multi-million dollar exits, operating fully remotely since 2014. World traveller. Advocate for diversity and inclusion.

Sarah Hawley
Founder & CEO
Austin, USA

- Published author
- International speaker
- Podcast host
- Dip. IT (Software Dev.)
- B. Bus (Finance)
- EO Entrepreneurial Masters Program





Sarah Hawley
Founder & CEO
USA

Serial entrepreneur, remote work & culture expert. 17+ yrs in finance. Author. LinkedIn Top Voice on Remote Work.



Chris Tirpak
Co-Founder & CTO
USA

30+ yrs high-level tech experience from startups to large corporates.



Cass Biyang
Co-Founder & Operations Manager
Equatorial Guinea

15+ yrs experience in operational business management. Grew a telco from startup to $20M in ARR .



Theodora Gatin
Co-Founder & Brand & Marketing Manager
Romania

Full-spectrum marketer with 10+ yrs experience in Branding, Marketing, PR, Community Management and Growth.

Diversity matters

Data shows diverse teams outperform.

"

A study of VC firms found that diversity improved overall fund returns. Teams that shared the same ethnicity experienced a lower success rate for investments: 26.4%, compared to 32.2% for diverse teams.

- Harvard Business School

"

Companies in the top quartile for racial and ethnic diversity are 35 percent more likely to outperform, AND companies reporting the highest levels of racial diversity saw 15 times the sales revenue.

- American Sociological Association

"

Executive teams that are highly gender-diverse are found to be 21% more likely to outperform on profitability.

- McKinsey



Team

Lee Lorenzen	Advisor (USA)
Micah Baylor	Advisor (USA / Mexico)
Reece Tomlinson	Advisor (Canada)
Rali Perduhova	Advisor (Puerto Rico)
Meggie Palmer	Advisor (USA / Australia)
Nayeli Cruz	Executive Assistant (Mexico)
Andreea Gatin	Events Manager (Romania)
Vanessa Kettner	Creative Writer (USA / France)
Sarah Williams	Marketing Ops (South Africa)

Claudiu Capraru	Front End Engineer (Romania)
Katrina Calpito	Front End Engineer (Philippines)
Rudolph de Kock	Software Engineer (South Africa)
Omolaja Abubakar	Back End Engineer (Nigeria)
Mohamed Abdelhafidh	Back End Engineer (Tunisia)
Faisal Alam	QA Automation Engineer (Pakistan)
Rowland Okoli	UX/UI Design (Nigeria)
Adriana Mendoza	Community Manager (Mexico)
Korede Edih	Community Guide (Nigeria)
Maddie Musculescu	Community Growth (UK)
Joi Paras	Community Growth (Philippines)
Carlos Cole	Head of Growth (Georgia)

Michelle Kruger	Account Manager	
Jess Rowe	Partnerships Manager	
Sarah Hawley	Founder & CEO	Serial entrepreneur, expert in remote work and conscious culture.
Cass Biyang	Co-founder & COO	Experienced business operations professional, including growing a telco from startup to $20M ARR.
Chris Tirpak	Co-founder & CTO	Entrepreneurial senior technology leader with extensive strategic and operational leadership in all aspects of engineering and operations.
Theodora Gatin	Co-founder & CMO	Full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth.
Lee Van Staden	Head of Account Management (South Africa)	
Apple Eyay	CFO (Phillipines)	
Jeff Pulver	Advisor (USA)	

Perks

$500	Year long free access pass to all Growmotely Masterclasses, Events and Align Summit!
$1,000	Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$1,111	Super-awesome Growmotely T-shirt (your size). Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$10,000	Online Q&A session with Founder. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$25,000	Personal, one-on-one session with entire co-founding team. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

GROWMOTELY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Growmotely, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the

underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)	The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)	The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)	The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)	If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)	If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)	The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the

underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, DE. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GROWMOTELY, INC.
By:
Name: Sarah Hawley
Title: Chief Executive Officer
Address: 2810 N. Church Street, PMB 71440, Wilmington, DE 19802, United States
Email: sarah@growmotely.com

INVESTOR:
By:
Name:

Exhibit A- *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by GROWMOTELY, INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Growmotely, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, President
Date: Date:

COMPANY:
Growmotely, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

Hi everyone!

I'm Sarah Hawley, the CEO and founder of Growmotely, a company playing its role in redefining work for humanity.

We find ourselves at a pivotal moment in time where work is shifting. No longer do we need to work jobs we hate just to get money to do things we like in our lives.

We have an opportunity to integrate work into our life in a way that completely fills us up.

Meaningful work with companies that are aligned, that feel good for who we are as individuals. And for companies

We're at a time where we can access a global talent pool and truly find the people who are most aligned with what we're doing, most passionate, most committed.

Previous to now, so many of us lived where the work was. We don't have to do that anymore. With the Internet and remote work and everything that's unfolded over the last couple of years, we can live wherever we want, create the lifestyles we want, and that goes for professionals and founders of companies, and find the teams and the companies
that are most aligned to us.

This is incredibly exciting.

We're seeing work be decoupled from nation states, the rise of cryptocurrency, and new ways of receiving payment, being able to move around the planet and live where we want to live while retaining our same meaningful, fulfilling work.

This is so exciting, and I am just beyond privileged to be able to lead Growmotely and humanity in this path forward. Growmotely went live in April of 2021, and it has been such a wild ride. Rewinding back to January of 2021, it was me and my three co-founders squirreling away, getting our product ready for launch. And here we are now, a year later with 23 team members and we have achieved so much. I want to share a little bit with you.

As I said, we went live in April and made the first official hire on our platform in June. An incredible woman named Michelle who lives in South Africa. (Hey, Michelle!) Fast forward to now, we've placed over 50 people into meaningful, aligned, fulfilling work with conscious companies all around the world. That feels really really good for me!

I hope to say in a year's time that we've given 1000 people meaningful work.

The growth of our community has been exceptional. We are over 30.000 strong, and that speaks so much to the heart of who we are at Growmotely. We are a community-first organization, and as such, we made a decision around the end of last year to stop paying for

advertising and to focus on a community-led growth strategy. This was a big move for us, but it's one that is paying off and one that feels really really aligned with who we are.

We launched our Align Summit, first of its kind global online summit with business leaders, forward thinkers, incredible minds talking about the business of the future.

This is something we're going to be doing every single year and it's just such a wonderful place to come together and hear from people who are really thinking about things in unique, profound and expansive ways.

And perhaps the most rewarding thing for me as the founder was gifting 10% of the company to Growmoters - to my internal team, everyone who grows this company both now and into the future.

This really is a community as I said, our community inside of Growmotely, our community of remote professionals and companies, our partners, our investors, all of you who are part of this journey with us.

So thank you so much for being here, for believing in us and saying yes to the future of work.

What you can do to support us from here is just tell your friends about us. Anyone you think is aligned in this way who wants to be part of the future, share our vision and our mission with us and we would happily welcome them to our community.

Thank you so much.

I love you all.

I'm grateful for you being here and here's cheers to the future of work!

EXHIBIT E

Testing the Waters Communications





Company Name	Growmotely

Logo	

Headline	A global remote work marketplace, for full-time roles. The future of work.

Slides	

Global Job Board &
Recruitment Pipeline



Global Payroll &
Benefits Marketplace



Culture Tools &
Team Shout-outs





Tags	Crowd SAFE, Women Founders, Companies, Software & SaaS, Coming Soon, SaaS

Pitch text	## Summary

- Invest in a female-founded, impact startup—redefining work for humanity
- Remote-work marketplace for full-time roles, focus on culture-matching
- Gives small companies access to skilled and experienced talent, worldwide
- Hit $103K in gross monthly volume ($1.2M+ ARR) in just 10 months
- 15K+ professionals and 209 companies registered (database of 30K)
- Employment services market projected to reach $1,667B by 2025
- Founder has deep knowledge of sector, globally diverse co-founding team

Problem

Smaller companies face unique challenges when it comes to building their teams

1. **Poor accessibility and affordability of top talent for smaller companies.**

The Great Resignation has further exacerbated this challenge and a localized talent pool is no longer effective.

2. **Complexity of managing HR means small companies do it poorly.**

Current solutions are fragmented and / or too expensive. Most smaller businesses resort to manual solutions.

3. **Freelancer marketplaces and BPOs opened us up to global teams, but not the right solution.**

Small companies need a dedicated, passionate and aligned team in order to thrive.



- 45% of Gen Z and 47% of millennials would give up 10% or more of their earnings for remote work (PWC).
- 46% of remote workers plan to relocate (Microsoft).
- 74% said time spent at home during the pandemic caused them to reevaluate their work situation (LinkedIn).

Anywhere work, and the global talent pool, provides a huge opportunity for these companies.

Solution

A global tech-driven staffing company, redefining work for humanity

Work is taking on a new meaning, becoming decentralized and uncoupled from nation-state. It's time the agreements we make to join teams and work together on what's important for the future be sovereign and expansive.

Growmotely matches **conscious companies** with aligned talent from our global community, and then supports their ongoing growth and development.



Job board + Recruitment pipeline + Culture-matching algorithm + Payroll & contracts + Benefits marketplace + Culture tools + Community + Events

Why? The bigger picture

1. Benefits that make sense

Choose-your-own benefits for global teams. Health insurance, therapy, coaching, education.

2. Diversity, inclusion, equality

Culturally diverse teams break down unconscious biases. Improved opportunities for women, close the gender pay gap.

3. Culture-matching

An algorithm that matches companies and professionals based on positive culture fit. Better work experience and outcomes for everyone.

Brand positioning

Grow + remotely

Remote work was, for our founder, the key that unlocked the door to incredible growth. Growth personally as she embarked on a journey of consciousness as a leader, and growth for her team as they built a culture of trust and empowerment. This led to happiness, engagement and high-performance resulting in three multi-million dollar exits (since 2014).

It's time to bring the power of remote work + consciousness to business globally.



The world of work has now been blasted open, and we have myriad evidence **consciousness in business works**. It's time to bring the power of anywhere work and consciousness to business globally.

Gaia

Netflix for consciousness-expanding TV.

› › 790K subscribers.

mindvalley

The school for human transformation.

› › 10M students worldwide.

Growmotely

Redefining work for humanity.

› › 231% MOM community growth.

Product

Growmotely features

—

Post jobs, find and funnel applicants



—

Engage team members, manage payroll and benefits

Global Payroll &
Benefits Marketplace



Understand and improve your company culture

Culture Tools &
Team Shout-outs



A community for hired professionals, supported by events and mastermind groups

Community, Growth & Events



Until now, all of the above was **overwhelming for small business owners**, **costly**, and **required multiple pieces of technology**.

Traction

Key numbers

Companies



Monthly recurring revenue



Professionals



Ave. 3.2 hires / company

Hired remote professionals



Consistent growth

We've achieved significant and consistent traction since our launch in late April 2021.

- 20% revenue growth (month over month)
- 33% professional user growth (month over month)*

- 19% company user growth (month over month)*

- 58 active hires, across 21 companies

- 0% churn for 2022

- Well-resourced, internal team of 22 across 13 countries

*organic growth with no paid advertising since Nov 2021.

Our history



Customers

What our community says...



Michelle Nepgen

Operations Professional (South Africa)

"I'm extremely thankful for Growmotely. Not only did they match my skills up with a fantastic company, but they also supported me throughout the entire process. This is the future of work."

Seth Conger

COO Freedom Practice Coaching (USA)



"As a growing company, focused on creating a global workforce and client base, this is the best resource and platform I've ever used to find and vet great talent. The dashboard is intuitive, process is simple and compensating our team members could not be easier. We've already made a dream hire through this platform that would have taken months to find through LinkedIN or through a state-side recruiter. If you are curious about creating a remote workforce this is absolutely the place to start."



Meggie Palmer
CEO & Founder PepTalkHer (USA)

"Problem: I need to grow my remote team, I'm time poor and recruitment is not my strong suit. Solution: Growmotely. Couldn't be happier with their technology, support and the community element. This truly is an all in one solution, perfect for small growing companies."



Adriana Mendoza
Operations / Business Manager (Mexico)

"Alignment and perfect timing, that is how Growmotely found me. When I made the conscious decision of living in happiness, I was immediately guided to this amazing community that showed me a new world of possibilities, every single interaction with the team has been delightful, they are always willing to help and open to cocreate. I can't wait to see their next steps!"



Ash Bent
CEO & Co-founder Sketch & Etch (Australia)

"As a fast-growing company that's constantly expanding into new markets, hiring great talent, quickly, is one of our biggest challenges. Growmotely helps solve this for us by giving us access to a huge pool of global talent on a platform that is extremely efficient and easy to use.

Great culture is at the core of our business. It is what allows us to rapidly grow whilst attracting and obtaining great people. Growmotely allows us to find more great people from all corners of the globe and offer them a range of benefits that the individual can then choose from.

Previously, I'd post an ad up on a job search website and wait for applicants that lived within an hour's commute of the office to apply. I was stuck on the idea of having people in the office as it was what I knew and was comfortable with. Since working with Growmotely, this opinion has completely changed. How wrong I was. We now have team members all over the globe and this access and retention of great, global talent is what has allowed to scale rapidly over the past 18 months. This is the new way of work and I'm so glad we're a part of it."

Business Model

Monthly recurring revenue

We developed a captive and recurring SaaS business model, powered by a global marketplace.





Main revenue stream:

15% markup on all RP fees
(monthly recurring revenue for
lifetime of engagement)

Additional revenue streams:

- 10%-20% of benefits
  marketplace transactions
- $49 premium job postings
- $9/month for culture tools users
- Revenue from Masterclasses
  and events



**Meet Jen, your new Marketing
Manager @ $2,600 monthly.**

As an Independent Contractor to
Growmotely, Jen works exclusively
with your company. You pay us, and we
handle the rest:

Jen's net payment: $2,000
Jen's benefits account: $300

Growmotely retains:
$300 (15% of Jen's net monthly fee)

—

Financial forecast (thru 2024)



—

Pathway to $100M in recurring net operating revenue:

Average Annual Payroll: $180K (Monthly: $15K)

Annual Growmotely Take: $21K

- $1M: 48 companies

- $10M: 481 companies

- $50M: 2,407 companies

- $100M: 4,815 companies

Market

Global employment services market estimated to reach $1,677B by 2025



Target market



Companies:

- Growing small businesses
- Startups since 2020
- Millennial founders focused on culture
- Professional services, agencies, tech



Professionals:

- 3yrs + experience
- Conscious millennials focused on workplace alignment
- Looking for remote work post-pandemic; AND
- Experienced freelancers tired of gig marketplaces

Competition

We've built a comprehensive tech solution...

...for smaller companies to access the global talent pool and manage all their HR needs.

	Global Job Board	Recruitment Management	Global Payroll	Professional Development	Remote-only focus
Growmotely	⭐	⭐	⭐	⭐	⭐
Upwork	⭐		⭐		⭐
Linked In	⭐			⭐	
Remote			⭐		⭐
Indeed	⭐	⭐			

Vision And Strategy

Our moonshot vision and mission



To play an active role in redefining humanity's experience of work.

and...

Only 22 female founders have ever rung the opening bell, taking their company public.

I intend to be number 23.



Community-led growth

Current:
- Referrals (48% referral rate)
- Paid partnerships (2 in place)
- Events (Align Summit - 700 attendees)
- Outbound biz dev (LinkedIn, remote work communities)
- Expert voice (media / podcasts / speaking)

Future:
- Demand-gen through webinars and funnels
- Partnering with accelerators & incubators
- Reward-based referral program
- HR Partner distribution network



Product roadmap



Benefits Marketplace
(in development)

Crypto Payments
Option to receive monthly fees in crypto

Culture-matching Algorithm
Use culture and values data for auto-matching

Mobile App
Swipe and connect with potential future team members / companies

Web3
Longer-term focus on Web3 as it applies to employment

47% of our professionals would like to receive at least part of their monthly pay check in crypto, and a further 43% would like the option!

(only 10% are not interested)

Founders



Sarah Hawley
Founder & CEO
Austin, USA

Serial entrepreneur, expert in remote work and conscious culture

Founder of 8 companies (including 200K+ global community, League of Extraordinary Women), 3 multi-million dollar exits, operating fully remotely since 2014. World traveller. Advocate for diversity and inclusion.

- Published author
- International speaker
- Podcast host
- Dip. IT (Software Dev.)
- B. Bus (Finance)
- MIT Entrepreneurial Masters Program



Experienced and diverse co-founding team






Sarah Hawley
Founder & CEO
USA

Serial entrepreneur, remote work and conscious culture expert. 17+ yrs in finance.

Chris Tirpak
Co-Founder & CTO
USA

30+ yrs high-level tech experience from startups to large corporates

Cass Biyang
Co-Founder & Operations Manager
Equatorial Guinea

14+ yrs experience in operational business management. Grew a telco from startup to $20M in ARR

Theodora Gatin
Co-Founder & Brand & Marketing Manager
Romania

Full-spectrum marketer with 10+ yrs experience in Branding, Marketing, PR, Community Management and Growth.

Diversity matters **Data shows diverse teams outperform.**

A study of VC firms found that diversity improved overall fund returns. Teams that shared the same ethnicity experienced a lower success rate for investments: 26.4%, compared to 32.2% for diverse teams.

- Harvard Business School

Companies in the top quartile for racial and ethnic diversity are 35 percent more likely to outperform, AND companies reporting the highest levels of racial diversity saw 15 times the sales revenue.

- American Sociological Association

Executive teams that are highly gender-diverse are found to be 21 percent more likely to outperform on profitability.

- McKinsey



Team

Micah Baylor	Advisor (USA / Mexico)	
Reece Tomlinson	Advisor (Canada)	
Rali Perduhova	Advisor (Puerto Rico)	

Meggie Palmer	Advisor (USA / Australia)
Nayeli Cruz	Executive Assistant (Mexico)
Andreea Gatin	Events Manager (Romania)
Vanessa Kettner	Creative Writer (USA / France)
Sarah Williams	Marketing Ops (South Africa)
Claudiu Capraru	Front End Engineer (Romania)
Katrina Calpito	Front End Engineer (Philippines)

Rudolph de Kock	Software Engineer (South Africa)
Omolaja Abubakar	Back End Engineer (Nigeria)
Mohamed Abdelhafidh	Back End Engineer (Tunisia)
Faisal Alam	QA Automation Engineer (Pakistan)
Rowland Okoli	UX/UI Design (Nigeria)
Adriana Mendoza	Community Manager (Mexico)
Korede Edih	Community Guide (Nigeria)

Maddie Musculescu	Community Growth (UK)	
Joi Paras	Community Growth (Philippines)	
Carlos Cole	Head of Growth (Georgia)	
Michelle Kruger	Account Manager	
Jess Rowe	Partnerships Manager	
Sarah Hawley	Founder & CEO	Serial entrepreneur, expert in remote work and conscious culture.
Cass Biyang	Co-founder & COO	Experienced business operations professional, including growing a telco from startup to $20M ARR.

Chris Tirpak	Co-founder & CTO	Entrepreneurial senior technology leader with extensive strategic and operational leadership in all aspects of engineering and operations.
Theodora Gatin	Co-founder & CMO	Full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth.
Lee Van Staden	Head of Account Management (South Africa)	
Apple Eyay	CFO (Phillipines)	

Jeff Pulver   Advisor
                          (USA)

Perks

$500	Year long free access pass to all Growmotely Masterclasses, Events and Align Summit!
$1,000	Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$1,111	Super-awesome Growmotely T-shirt (your size). Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$10,000	Online Q&A session with Founder. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$25,000	Personal, one-on-one session with entire co-founding team. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Growmotely
Logo	 Growmotely
Headline	A global remote work marketplace, for full-time roles. The future of work.
Slides	

Global Payroll &
Benefits Marketplace



Culture Tools &
Team Shout-outs



Community,
Growth & Events



Tags	Crowd SAFE, Companies, Software & SaaS, SaaS, Coming Soon, Women Founders

Pitch text

Summary

- Invest in a female-founded, impact startup—redefining work for humanity

- Remote-work marketplace for full-time roles, focus on culture-matching
- Gives small companies access to skilled and experienced talent, worldwide
- Hit $103K in gross monthly volume ($1.2M+ ARR) in just 10 months
- 15K+ professionals and 209 companies registered (database of 30K)
- Employment services market projected to reach $1,667B by 2025
- Founder has deep knowledge of sector, globally diverse co-founding team

Problem

Smaller companies face unique challenges when it comes to building their teams

1. **Poor accessibility and affordability of top talent for smaller companies.**

The Great Resignation has further exacerbated this challenge and a localized talent pool is no longer effective.

2. **Complexity of managing HR means small companies do it poorly.**

Current solutions are fragmented and / or too expensive. Most smaller businesses resort to manual solutions.

3. **Freelancer marketplaces and BPOs opened us up to global teams, but not the right solution.**

Small companies need a dedicated, passionate and aligned team in order to thrive.



- 45% of Gen Z and 47% of millennials would give up 10% or more of their earnings for remote work (PWC).
- 46% of remote workers plan to relocate (Microsoft).
- 74% said time spent at home during the pandemic caused them to reevaluate their work situation (LinkedIn).

Anywhere work, and the global talent pool, provides a huge opportunity for these companies.

Solution

A global tech-driven staffing company, redefining work for humanity

Work is taking on a new meaning, becoming decentralized and uncoupled from nation-state. It's time the agreements we make to join teams and work together on what's important for the future be sovereign and expansive.

Growmotely matches **conscious companies** with aligned talent from our global community, and then supports their ongoing growth and development.



Job board + Recruitment pipeline + Culture-matching algorithm + Payroll & contracts + Benefits marketplace + Culture tools + Community + Events

Why? The bigger picture

1. Benefits that make sense
Choose-your-own benefits for global teams. Health insurance, therapy, coaching, education.

2. Diversity, inclusion, equality
Culturally diverse teams break down unconscious biases. Improved opportunities for women, close the gender pay gap.

3. Culture-matching
An algorithm that matches companies and professionals based on positive culture fit. Better work experience and outcomes for everyone.

Brand positioning

Grow + remotely

Remote work was, for our founder, the key that unlocked the door to incredible growth. Growth personally as she embarked on a journey of consciousness as a leader, and growth for her team as they built a culture of trust and empowerment. This led to happiness, engagement and high-performance resulting in three multi-million dollar exits (since 2014).

It's time to bring the power of remote work + consciousness to business globally.



The world of work has now been blasted open, and we have myriad evidence **consciousness in business works**. It's time to bring the power of anywhere work and consciousness to business globally.

Gaia	**mindvalley**	**Growmotely**
Netflix for consciousness-expanding TV.	The school for human transformation.	Redefining work for humanity.
› › 790K subscribers.	› › 10M students worldwide.	› › 231% MOM community growth.

Product

Growmotely features

—

Post jobs, find and funnel applicants

Global Job Board &
Recruitment Pipeline



—

Engage team members, manage payroll and benefits

Global Payroll &
Benefits Marketplace



—

Understand and improve your company culture

Culture Tools &
Team Shout-outs



—

A community for hired professionals, supported by events and mastermind groups



Until now, all of the above was **overwhelming for small business owners**, **costly**, and **required multiple pieces of technology**.

Traction

Key numbers









Consistent growth

We've achieved significant and consistent traction since our launch in late April 2021.

- 20% revenue growth (month over month)
- 33% professional user growth (month over month)*
- 19% company user growth (month over month)*
- 58 active hires, across 21 companies
- 0% churn for 2022
- Well-resourced, internal team of 22 across 13 countries

organic growth with no paid advertising since Nov 2021.

Our history

2022 (Mar)
Reach $1.2M
ARR in GMV
($138K ARR)

2021 (Jun)
First hire
officially
made on

Customers

What our community says...

Michelle Nepgen
Operations Professional (South Africa)

"I'm extremely thankful for Growmotely. Not only did they match my skills up with a fantastic company, but they also supported me throughout the entire process. This is the future of work."

Seth Conger
COO Freedom Practice Coaching (USA)

"As a growing company, focused on creating a global workforce and client base, this is the best resource and platform I've ever used to find and vet great talent. The dashboard is intuitive, process is simple and compensating our team members could not be easier. We've already made a dream hire through this platform that would have taken months to find through LinkedIN or through a state-side recruiter. If you are curious about creating a remote workforce this is absolutely the place to start."

Meggie Palmer
CEO & Founder PepTalkHer (USA)

"Problem: I need to grow my remote team, I'm time poor and recruitment is not my strong suit. Solution: Growmotely. Couldn't be happier with their technology, support and the community element. This truly is an all in one solution, perfect for small growing companies."

Adriana Mendoza
Operations / Business Manager (Mexico)

"Alignment and perfect timing, that is how Growmotely found me. When I made the conscious decision of living in happiness, I was immediately guided to this amazing community that showed me a new world of possibilities, every single interaction with the team has been delightful, they are always willing to help and open to cocreate. I can't wait to see their next steps!"

Ash Bent
CEO & Co-founder Sketch & Etch (Australia)

"As a fast-growing company that's constantly expanding into new markets, hiring great talent, quickly, is one of our

biggest challenges. Growmotely helps solve this for us by giving us access to a huge pool of global talent on a platform that is extremely efficient and easy to use.

Great culture is at the core of our business. It is what allows us to rapidly grow whilst attracting and obtaining great people. Growmotely allows us to find more great people from all corners of the globe and offer them a range of benefits that the individual can then choose from.

Previously, I'd post an ad up on a job search website and wait for applicants that lived within an hour's commute of the office to apply. I was stuck on the idea of having people in the office as it was what I knew and was comfortable with. Since working with Growmotely, this opinion has completely changed. How wrong I was. We now have team members all over the globe and this access and retention of great, global talent is what has allowed to scale rapidly over the past 18 months. This is the new way of work and I'm so glad we're a part of it."

Business Model

Monthly recurring revenue

We developed a captive and recurring SaaS business model, powered by a global marketplace.

—

Financial forecast (thru 2024)

—

Pathway to $100M in recurring net operating revenue:

Average Annual Payroll: $180K (Monthly: $15K)
Annual Growmotely Take: $21K

- $1M: 48 companies
- $10M: 481 companies
- $50M: 2,407 companies
- $100M: 4,815 companies

Market

Global employment services market estimated to reach $1,677B by 2025

Target market

Competition

We've built a comprehensive tech solution...

...for smaller companies to access the global talent pool and manage all their HR needs.

Vision And Strategy

Our moonshot vision
and mission

Community-led growth

Product roadmap

Founders

Team		
	Lee Lorenzen	Advisor (USA)
	Micah Baylor	Advisor (USA / Mexico)
	Reece Tomlinson	Advisor (Canada)
	Rali Perduhova	Advisor (Puerto Rico)
	Meggie Palmer	Advisor (USA / Australia)
	Nayeli Cruz	Executive Assistant (Mexico)
	Andreea Gatin	Events Manager (Romania)
	Vanessa Kettner	Creative Writer (USA / France)
	Sarah Williams	Marketing Ops (South Africa)
	Claudiu Capraru	Front End Engineer (Romania)
	Katrina Calpito	Front End Engineer (Philippines)

Rudolph de Kock	Software Engineer (South Africa)	
Omolaja Abubakar	Back End Engineer (Nigeria)	
Mohamed Abdelhafidh	Back End Engineer (Tunisia)	
Faisal Alam	QA Automation Engineer (Pakistan)	
Rowland Okoli	UX/UI Design (Nigeria)	
Adriana Mendoza	Community Manager (Mexico)	
Korede Edih	Community Guide (Nigeria)	
Maddie Musculescu	Community Growth (UK)	
Joi Paras	Community Growth (Philippines)	
Carlos Cole	Head of Growth (Georgia)	
Michelle Kruger	Account Manager	
Jess Rowe	Partnerships Manager	
Sarah Hawley	Founder & CEO	Serial entrepreneur, expert in remote work and conscious culture.

Cass Biyang	Co-founder & COO	Experienced business operations professional, including growing a telco from startup to $20M ARR.
Chris Tirpak	Co-founder & CTO	Entrepreneurial senior technology leader with extensive strategic and operational leadership in all aspects of engineering and operations.
Theodora Gatin	Co-founder & CMO	Full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth.
Lee Van Staden	Head of Account Management (South Africa)	
Apple Eyay	CFO (Phillipines)	
Jeff Pulver	Advisor (USA)	

Perks

$500	Year long free access pass to all Growmotely Masterclasses, Events and Align Summit!
$1,000	Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$1,111	Super-awesome Growmotely T-shirt (your size). Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$10,000	Online Q&A session with Founder. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$25,000	Personal, one-on-one session with entire co-founding team. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

 Republic

Company Name	Growmotely

Logo	

Headline	A global remote work marketplace, for full-time roles. The future of work.

Slides





Global Payroll & Benefits Marketplace



Culture Tools & Team Shout-outs



Community, Growth & Events



Tags	Crowd SAFE, Companies, Software & SaaS, SaaS, Coming Soon, Women Founders

Pitch text	## Summary
	- Invest in a female-founded, impact startup—redefining work for humanity

- Remote-work marketplace for full-time roles, focus on culture-matching
- Gives small companies access to skilled and experienced talent, worldwide
- Hit $103K in gross monthly volume ($1.2M+ ARR) in just 10 months
- 15K+ professionals and 209 companies registered (database of 30K)
- Employment services market projected to reach $1,667B by 2025
- Founder has deep knowledge of sector, globally diverse co-founding team

Problem

Smaller companies face unique challenges when it comes to building their teams

1. **Poor accessibility and affordability of top talent for smaller companies.**

The Great Resignation has further exacerbated this challenge and a localized talent pool is no longer effective.

2. **Complexity of managing HR means small companies do it poorly.**

Current solutions are fragmented and / or too expensive. Most smaller businesses resort to manual solutions.

3. **Freelancer marketplaces and BPOs opened us up to global teams, but not the right solution.**

Small companies need a dedicated, passionate and aligned team in order to thrive.



- 45% of Gen Z and 47% of millennials would give up 10% or more of their earnings for remote work (PWC).
- 46% of remote workers plan to relocate (Microsoft).
- 74% said time spent at home during the pandemic caused them to reevaluate their work situation (LinkedIn).

"Anywhere work", and the global talent pool, provides a huge opportunity for these companies.

Solution

A global tech-driven staffing company, redefining work for humanity

Work is taking on a new meaning, becoming decentralized and uncoupled from nation-state. It's time the agreements we make to join teams and work together on what's important for the future be sovereign and expansive.

Growmotely matches **conscious companies** with aligned talent from our global community, and then supports their ongoing growth and development.



Job board + Recruitment pipeline + Culture-matching algorithm + Payroll & contracts + Benefits marketplace + Culture tools + Community + Events

Why? The bigger picture

1. Benefits that make sense

Choose-your-own benefits for global teams. Health insurance, therapy, coaching, education.

2. Diversity, inclusion, equality

Culturally diverse teams break down unconscious biases. Improved opportunities for women, close the gender pay gap.

3. Culture-matching

An algorithm that matches companies and professionals based on positive culture fit. Better work experience and outcomes for everyone.

Brand positioning

Grow + remotely

Remote work was, for our founder, the key that unlocked the door to incredible growth. Growth personally as she embarked on a journey of consciousness as a leader, and growth for her team as they built a culture of trust and empowerment. This led to happiness, engagement and high-performance resulting in three multi-million dollar exits (since 2014).

It's time to bring the power of remote work + consciousness to business globally.



The world of work has now been blasted open, and we have myriad evidence **consciousness in business works**. It's time to bring the power of anywhere work and consciousness to business globally.

Gaia	**mindvalley**	**Growmotely**
Netflix for consciousness-expanding TV.	The school for human transformation.	Redefining work for humanity.
›› 790K subscribers.	›› 10M students worldwide.	›› 231% MOM community growth.

Product

Growmotely features

—

Post jobs, find and funnel applicants

Global Job Board & Recruitment Pipeline



—

Engage team members, manage payroll and benefits

Global Payroll & Benefits Marketplace



—

Understand and improve your company culture

Culture Tools & Team Shout-outs



—

**A community for hired professionals, supported
by events and mastermind groups**



Until now, all of the above was **overwhelming for small business owners**, **costly**, and **required multiple pieces of technology**.

Traction

Key numbers









Consistent growth

We've achieved significant and consistent traction since our launch in late April 2021.

- 20% revenue growth (month over month)
- 33% professional user growth (month over month)*
- 19% company user growth (month over month)*
- 58 active hires, across 21 companies
- 0% churn for 2022
- Well-resourced, internal team of 22 across 13 countries

organic growth with no paid advertising since Nov 2021.

Our history



2022 (Mar)
Reach $1.2M ARR in GMV ($138K ARR)

2021 (Jun)
First hire officially made on platform

2021 (Jan-Apr)
Pre-launch campaign attracts 5,305 users

2021 (Jul)
Hitting 10X growth areas, raised a total of $1M in pre-seed funding

2021 (Apr 24)
Public beta, build in-house dev team

2020 (May)
Start tech dev (outsourced)

2019
Idea for global remote work job board

2020 (Oct)
Hire CTO and core team

2020 (Mar 13)
Raise $350K pre-seed round

2014
Founder turns all companies remote

> As a founder, my role has been to keep our company moving, we've balanced adding busness development and account management solutions with continued product development. This has kept an open line of communication with us and our users, it's now time to significantly ramp up our product development.

Customers

What our community says...



Michelle Nepgen

Operations Professional (South Africa)

"I'm extremely thankful for Growmotely. Not only did they match my skills up with a fantastic company, but they also supported me throughout the entire process. This is the future of work."



Seth Conger

COO Freedom Practice Coaching (USA)

"As a growing company, focused on creating a global workforce and client base, this is the best resource and platform I've ever used to find and vet great talent. The dashboard is intuitive, process is simple and compensating our team members could not be easier. We've already made a dream hire through this platform that would have taken months to find through LinkedIN or through a state-side recruiter. If you are curious about creating a remote workforce this is absolutely the place to start."



Meggie Palmer

CEO & Founder PepTalkHer (USA)

"Problem: I need to grow my remote team, I'm time poor and recruitment is not my strong suit. Solution: Growmotely. Couldn't be happier with their technology, support and the community element. This truly is an all in one solution, perfect for small growing companies."



Adriana Mendoza

Operations / Business Manager (Mexico)

"Alignment and perfect timing, that is how Growmotely found me. When I made the conscious decision of living in happiness, I was immediately guided to this amazing community that showed me a new world of possibilities, every single interaction with the team has been delightful, they are always willing to help and open to cocreate. I can't wait to see their next steps!"

Ash Bent



CEO & Co-founder Sketch & Etch (Australia)

"As a fast-growing company that's constantly expanding into new markets, hiring great talent, quickly, is one of our biggest challenges. Growmotely helps solve this for us by giving us access to a huge pool of global talent on a platform that is extremely efficient and easy to use.

Great culture is at the core of our business. It is what allows us to rapidly grow whilst attracting and obtaining great people. Growmotely allows us to find more great people from all corners of the globe and offer them a range of benefits that the individual can then choose from.

Previously, I'd post an ad up on a job search website and wait for applicants that lived within an hour's commute of the office to apply. I was stuck on the idea of having people in the office as it was what I knew and was comfortable with. Since working with Growmotely, this opinion has completely changed. How wrong I was. We now have team members all over the globe and this access and retention of great, global talent is what has allowed to scale rapidly over the past 18 months. This is the new way of work and I'm so glad we're a part of it."

Business Model

Monthly recurring revenue

We developed a captive and recurring SaaS business model, powered by a global marketplace.





Main revenue stream:

15% markup on all RP fees (monthly recurring revenue for lifetime of engagement)

Additional revenue streams:

- 10%-20% of benefits marketplace transactions
- $49 premium job postings
- $9/month for culture tools users
- Revenue from Masterclasses and events



Meet Jen, your new Marketing Manager @ $2,600 monthly.

As an Independent Contractor to Growmotely, Jen works exclusively with your company. You pay us, and we handle the rest:

Jen's net payment: $2,000
Jen's benefits account: $300

Growmotely retains:
$300 (15% of Jen's net monthly fee)

—

Financial forecast (thru 2024)*



—

Pathway to $100M* in recurring net operating revenue:

Average Annual Payroll: $180K (Monthly: $15K)
Annual Growmotely Take: $21K

- $1M: 48 companies
- $10M: 481 companies
- $50M: 2,407 companies
- $100M: 4,815 companies

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Global employment services market estimated to reach $1,677B by 2025



Target market

Companies:



Professionals:



- Growing small businesses
- Startups since 2020
- Millennial founders focused on culture
- Professional services, agencies, tech

- 3yrs + experience
- Conscious millennials focused on workplace alignment
- Looking for remote work post-pandemic; AND
- Experienced freelancers tired of gig marketplaces

Competition

We've built a comprehensive tech solution...

...for smaller companies to access the global talent pool and manage all their HR needs.

	Global Job Board	Recruitment Management	Global Payroll	Professional Development	Remote-only focus
Growmotely	⭐	⭐	⭐	⭐	⭐
Upwork	⭐		⭐		⭐
Linked In	⭐			⭐	
Remote			⭐		⭐
Indeed	⭐	⭐			

Vision And Strategy

Our moonshot vision and mission



To play an active role in redefining humanity's experience of work.

and...



Only 22 female founders have ever rung the opening bell, taking their company public.

I intend to be number 23.

Community-led growth

Current:
- Referrals (48% referral rate)
- Paid partnerships (2 in place)
- Events (Align Summit - 700 attendees)
- Outbound biz dev (LinkedIn, remote work communities)
- Expert voice (media / podcasts / speaking)



Future:
- Demand-gen through webinars and funnels
- Partnering with accelerators & incubators
- Reward-based referral program
- HR Partner distribution network

Product roadmap



Benefits Marketplace
(in development)

Crypto Payments
Option to receive monthly fees in crypto

Culture-matching Algorithm
Use culture and values data for auto-matching

Mobile App
Swipe and connect with potential future team members / companies

Web3
Longer-term focus on Web3 as it applies to employment



47% of our professionals would like to receive at least part of their monthly pay check in crypto, and a further 43% would like the option!

(only 10% are not interested)

Founders



Serial entrepreneur, expert in remote work and conscious culture

Founder of 8 companies (including 200K+ global community, League of Extraordinary Women), 3 multi-million dollar exits, operating fully remotely since 2014. World traveller. Advocate for diversity and inclusion.

Sarah Hawley
Founder & CEO
Austin, USA

- Published author
- International speaker
- Podcast host
- Dip. IT (Software Dev.)
- B. Bus (Finance)
- MIT Entrepreneurial Masters Program

Experienced and diverse co-founding team



Sarah Hawley
Founder & CEO
USA

Serial entrepreneur, remote work and conscious culture expert. 17+ yrs in finance.



Chris Tirpak
Co-Founder & CTO
USA

30+ yrs high-level tech experience from startups to large corporates



Cass Biyang
Co-Founder & Operations Manager
Equatorial Guinea

14+ yrs experience in operational business management. Grew a telco from startup to $20M in ARR



Theodora Gatin
Co-Founder & Brand & Marketing Manager
Romania

Full-spectrum marketer with 10+ yrs experience in Branding, Marketing, PR, Community Management and Growth.

Diversity matters   **Data shows diverse teams outperform.**

A study of VC firms found that diversity improved overall fund returns. Teams that shared the same ethnicity experienced a lower success rate for investments: 26.4%, compared to 32.2% for diverse teams.

- Harvard Business School

Companies in the top quartile for racial and ethnic diversity are 35 percent more likely to outperform, AND companies reporting the highest levels of racial diversity saw 15 times the sales revenue.

- American Sociological Association

Executive teams that are highly gender-diverse are found to be 21 percent more likely to outperform on profitability.

- McKinsey



Team

Lee Lorenzen	Advisor (USA)
Micah Baylor	Advisor (USA / Mexico)
Reece Tomlinson	Advisor (Canada)
Rali Perduhova	Advisor (Puerto Rico)
Meggie Palmer	Advisor (USA / Australia)
Nayeli Cruz	Executive Assistant (Mexico)

Andreea Gatin	Events Manager (Romania)
Vanessa Kettner	Creative Writer (USA / France)
Sarah Williams	Marketing Ops (South Africa)
Claudiu Capraru	Front End Engineer (Romania)
Katrina Calpito	Front End Engineer (Philippines)
Rudolph de Kock	Software Engineer (South Africa)
Omolaja Abubakar	Back End Engineer (Nigeria)
Mohamed Abdelhafidh	Back End Engineer (Tunisia)
Faisal Alam	QA Automation Engineer (Pakistan)
Rowland Okoli	UX/UI Design (Nigeria)
Adriana Mendoza	Community Manager (Mexico)
Korede Edih	Community Guide (Nigeria)

Maddie Musculescu	Community Growth (UK)	
Joi Paras	Community Growth (Philippines)	
Carlos Cole	Head of Growth (Georgia)	
Michelle Kruger	Account Manager	
Jess Rowe	Partnerships Manager	
Sarah Hawley	Founder & CEO	Serial entrepreneur, expert in remote work and conscious culture.
Cass Biyang	Co-founder & COO	Experienced business operations professional, including growing a telco from startup to $20M ARR.
Chris Tirpak	Co-founder & CTO	Entrepreneurial senior technology leader with extensive strategic and operational leadership in all aspects of engineering and operations.
Theodora Gatin	Co-founder & CMO	Full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth.
Lee Van Staden	Head of Account Management (South Africa)	
Apple Eyay	CFO (Phillipines)	
Jeff Pulver	Advisor (USA)	

Perks

$500	Year long free access pass to all Growmotely Masterclasses, Events and Align Summit!
$1,000	Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$1,111	Super-awesome Growmotely T-shirt (your size). Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$10,000	Online Q&A session with Founder. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.
$25,000	Personal, one-on-one session with entire co-founding team. Mention and thank you on our website, in our investor constellation page. Signed copy of Sarah Hawley's (our Founder) book, Conscious Leadership - A Journey From Ego to Heart.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Now we're TRULY co-creating this thing!

POSTED ON APRIL 5, 2022 BY THEO GATIN

3 Minutes

I love you all, and I'm so grateful you're here. My note today is to both welcome you in, and invite you FIRST, to be a part of co-creating Growmotely in a new, deeper way. After an extensive diligence process, we've launched a crowd-funding campaign with Republic.

You can now invest in, and be a part of, Growmotely's journey to redefine work for us all... for as little as $150 and from (almost) anywhere in the world.

As a company with **firm roots in community**, *intuitively* crowdfunding has always felt right for us and while we *may* in the future accept investment from VCs, we also may not (for some insights into my personal journey with fundraising so far, read this). A chance at building this with, and for, our community is what's most important to us.

I'm interested... where to from here?

If this feels like a yes in your body, we'd love to have you and its pretty easy. Right now our campaign is in 'Reserve' mode, which means you're able to reserve an amount that you'll invest in a couple of weeks when our campaign officially goes live:

1. Head on over to our campaign page.

2. Click 'Reserve Growmotely'.

3. Sign up, and follow the prompts to secure your investment.

Visit our campaign page

I'm sending this to you FIRST, before the campaign goes out to Republic's 1M+ group of investors, to ensure you have a chance to secure your investment.

Thank you for being here, and for the investment you make everyday toward **a positive and integrated future of work for humanity** through your presence in our community.

Shine bright,

Sarah Hawley
CEO & Founder

You can now invest in
Growmotely ⤳→ **R** **Republic**

🚀 You can now invest in, and be a part of Growmotely's journey to redefine work for us all through our Republic crowdfunding campaign.

To reserve your investment, head on over to our campaign page and click on 'Reserve Growmotely'. (See terms and conditions at republic.com.)

Invest in Growmotely



You can now invest in
Growmotely  **Republic**

🚀 You can now invest in, and be a part of Growmotely's journey to redefine work for us all through our Republic crowdfunding campaign.

To reserve your investment, head on over to our campaign page and click on 'Reserve Growmotely'. (See terms and conditions at republic.com.)

Invest in Growmotely


Hi fam,

I love you all, and I'm so grateful you're here. My note today is to both welcome you in, and invite you FIRST, to be a part of co-creating Growmotely in a new, deeper way. After an extensive diligence process, we've launched a crowd-funding campaign with Republic.

You can now invest in, and be a part of, Growmotely's journey to redefine work for us all… for as little as $150 and from (almost) anywhere in the world.

As a company with **firm roots in community**, *intuitively* crowdfunding has always felt right for us and while we *may* in the future accept investment from VCs, we also may not (for some insights into my personal journey with fundraising so far, read this). A chance at building this with, and for our community is what's most important to us.

I'm interested… where to from here?

If this feels like a yes in your body, we'd love to have you and it's pretty easy. Right now our campaign is in 'Reserve' mode, which means you're able to reserve an amount that you'll invest in a couple of weeks when our campaign officially goes live:

1. Head on over to our campaign page.
2. Click 'Reserve Growmotely'.
3. Sign up, and follow the prompts to secure your investment.

I'm sending this to you FIRST, before the campaign goes out to Republic's 1M+ group of investors, to ensure you have a chance to secure your investment.

Thank you for being here, and for the investment you make everyday toward **a positive and integrated future of work for humanity** through your presence in our community.

Shine bright,

Sarah Hawley
Founder & CEO

Sar

PS. *We're able to raise $1.07M via Republic and aim to reach that target, which will see us in good stead to continue to grow and evolve the organization, and support our vision and impact in the world.*

PPS. *During the Reserve campaign, we're required to provide the below disclaimer.*

Generic Reg CF

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby and if sent in response will not be



Musings and contemplation on the evolution of work, and conscious culture.

Hi fam,

A short, sweet note from my heart to yours to say nothing more than **thank you for being here.** I was meditating with Growmotely the other day and feeling the expanding energy of our field, and what I saw was Growmotely's heart beat out in the middle of the teal colored energy ball I see. It was incredibly beautiful and I wanted to share this vision.

I used to feel weird communicating this kind of thing, but not anymore, and certainly not here - with you, because I know y'all are curious-minds, open to potential and possibility just like I am. I'm so grateful to be on this journey together, co-creating the more beautiful world our hearts know is possible (check out one of my fave books by the same name, if you're interested, for the most eloquent description I've ever come across for what's possible for humanity).

Big love to you, I hope you are well and thriving.

Shine bright,

Sarah Hawley
Founder & CEO

Sav

*PS. You can now invest in our vision through our Republic crowdfunding campaign.
(See terms and conditions at republic.com.)*